UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
000-06425
NOTIFICATION OF LATE FILING
CUSIP NUMBER
816918 20 5

(Check One): ☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2007

[	] Transition Report on Form 10-K
[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10-Q
[	] Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Sento Corporation

Full Name of Registrant

n/a

Former Name if Applicable

420 East South Temple, Suite 400

Address of Principal Executive Office (Street and Number)

Salt Lake City, UT 84111

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ( NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sento Corporation (“the Company”) was unable to file its Annual Report of Form 10-K for the fiscal year ended March 31, 2007 within the prescribed time, without unreasonable effort or expense, because a significant customer of the Company filed bankruptcy changing materially the financial position of the Company. The full impact of this event is being evaluated to ensure the Annual Report to be filed by the Company will accurately recognize the financial impact of this event.

PART IV ( OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Brian Maloy	801	432-9200
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting consolidated revenues of $56.4 million and a net loss of approximately $10.4 million, or $2.58 per diluted share, for the year ended March 31, 2007, compared with consolidated revenues of $51.1 million and a net loss of approximately $0.2 million, or $0.04 per diluted share, for the year ended March 31, 2006. This change from the results of operations for the corresponding period of the previous fiscal year is largely the result of lower than expected margins with certain clients, higher than normal agent staffing levels, underutilization of facilities due to a loss of business with several large clients, training expenses for new personnel needed to execute on new and existing customer contracts, closing of an operational facility, and higher wages at certain operational levels which were felt necessary to attract and retain specific personnel.

Sento Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 2, 2007	By	/s/ Brian Maloy
Brian Maloy, Chief Financial Officer